SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33383

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 22, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 19, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock Master LLC [File No. 811-09049]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Advantage Small Cap Growth Fund, a series of BlackRock Funds, and on March 2, 2018 made a final distribution to its shareholders based on net asset value. Expenses of $587,364 incurred in connection with the reorganization were paid by the applicant's investment adviser or its affiliates.

Filing Date: The application was filed on October 11, 2018.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Deutsche Funds Trust [File No. 811-05896]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 18, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,265 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on August 8, 2018, and amended on August 28, 2018 and December 20, 2018.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Dreyfus U.S. Treasury Intermediate Term Fund [File No. 811-04428]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 26, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,613.46 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on November 21, 2018, and amended on December 20, 2018 and December 21, 2018.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

Dreyfus U.S. Treasury Long Term Fund [File No. 811-04429]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 26, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,105.80 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on November 21, 2018, and amended on December 20, 2018.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

Duff & Phelps Diversified Income Fund Inc. [File No. 811-22740]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 14, 2018, and amended on December 4, 2018.

Applicant's Address: 200 South Wacker Drive, Suite 500, Chicago, Illinois 60606.

Eagle Point Income Company LLC [File No. 811-23361]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 19, 2018, and amended on December 17, 2018.

Applicant's Address: 600 Steamboat Road, Suite 202, Greenwich, Connecticut 06830.

GAMCO Mathers Fund [File No. 811-01311]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 31, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $40,959 for the purpose of paying outstanding liabilities in connection with the liquidation and winding up its operations.

Filing Dates: The application was filed on October 4, 2018, and amended on December 13, 2018.

Applicant's Address: One Corporate Center, Rye, New York 10580-1434.

HIMCO Variable Insurance Trust [File No. 811-22954]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Blackrock S&P 500 Index V.I. Fund and Blackrock Managed Volatility V.I. Fund, each a series of BlackRock Variable Series Funds, Inc., and, on April 23, 2018, made a liquidating distribution to its shareholders based on net asset value. Expenses of $530,576 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 14, 2018, and amended on December 6, 2018.

Applicant's Address: One Hartford Plaza, Hartford, Connecticut 06155.

JNL Strategic Income Fund LLC [File No. 811-22730]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PPM Strategic Income Fund, a series of PPM Funds, and, on July 2, 2018, made a liquidating distribution to its shareholders based on net asset value. Expenses of $8,722.72 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 24, 2018, and amended on November 19,

2018 and December 4, 2018.

Applicant's Address: 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606.

Madison Strategic Sector Premium Fund [File No. 811-21713]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Madison Covered Call & Equity Strategy Fund and, on October 8, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $78,259 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on October 15, 2018.

Applicant's Address: 500 Science Drive, Madison, Wisconsin 53711.

Market Vectors Double Tax-Free Municipal Income Fund [File No. 811-22731]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 19, 2018.

Applicant's Address: 666 Third Avenue, 9th Floor, New York, New York 10017.

Morgan Stanley Income Securities Inc. [File No. 811-02349]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Morgan Stanley Institutional Fund Trust – Corporate Bond Portfolio and, on June 4, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $158,400 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on December 18, 2018.

Applicant's Address: Morgan Stanley Income Securities Inc., c/o Morgan Stanley Investment

Management Inc., 522 Fifth Avenue, New York, New York 10036.

NorthStar/Townsend Institutional Real Estate Fund Inc. [File No. 811-23200]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on February 5, 2019.

Applicant's Address: 590 Madison Avenue, 34th Floor, New York, New York 10022.

Nuveen High Income December 2018 Target Term Fund [File No. 811-23074]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. On November 30, 2018, applicant made liquidating distributions to

its shareholders based on net asset value. Expenses of 25,557.76 incurred in connection with the

liquidation were paid by the applicant.

Filing Date: The application was filed on February 7, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Oppenheimer Equity Fund [File No. 811-00490]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to Oppenheimer Main Street Fund, a series of

Oppenheimer Main Street Funds, and, on March 16, 2017, made a final distribution to its

shareholders based on net asset value. Expenses of $26,500 incurred in connection with the

reorganization were paid by the applicant.

Filing Dates: The application was filed on October 2, 2018, and amended on December 7, 2018.

Applicant's Address: 6803 South Tucson Way, Centennial, Colorado 80112.

Reaves Global Utility & Energy Income Fund [File No. 811-22633]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 18, 2018, and amended on December 18, 2018.

Applicant's Address: 1290 Broadway, Suite 1100, Denver, Colorado 80203.

State Farm Mutual Fund Trust [File No. 811-10027]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Large Cap Series Funds, Inc., BlackRock Funds, BlackRock Funds III, BlackRock Index Funds, Inc., BlackRock Funds II, BlackRock Funds VI, and BlackRock Financial Institutions Series Trust, and on November 20, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $4,260,911.34 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on December 21, 2018.

Applicant's Address: State Farm Mutual Fund Trust, One State Farm Plaza, Bloomington, Illinois 61710-0001.

Virtus Total Return Fund [File No. 811-21680]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Virtus Total Return Fund, Inc. (formerly, The Zweig Fund, Inc.) and, on April 3, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $409,000 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on October 9, 2018, and amended on December 10, 2018.

Applicant's Address: 101 Munson Street, Greenfield, Massachusetts 01301-9668.

Wright Managed Equity Trust [File No. 811-03489]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 1, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $21,393 incurred in connection with the liquidation were paid by the applicant's investment adviser. Applicant also has retained $13,176 for the purpose of paying certain debts or liabilities of the applicant.

Filing Dates: The application was filed on November 14, 2018, and amended on December 14, 2018.

Applicant's Address: 177 West Putnam Avenue, Greenwich, Connecticut 06830-5203.

Wright Managed Income Trust [File No. 811-03668]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 1, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $7,218 incurred in connection with the liquidation were paid by the applicant's investment adviser. Applicant also has retained $4,392 for the purpose of paying certain debts or liabilities of the applicant.

Filing Dates: The application was filed on November 14, 2018, and amended on December 14, 2018.

Applicant's Address: 177 West Putnam Avenue, Greenwich, Connecticut 06830-5203.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary